UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1) VIROPHARMA INCORPORATED
(Name of Subject Company (Issuer))
VENUS NEWCO, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.002 Per Share
(Title of Class of Securities)
928241108
(Cusip Number of Class of Securities)
Michael Garry Shire Pharmaceutical Holdings Ireland Limited 5 Riverwalk, Citywest Business Campus Dublin 24, Ireland +353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of SPHIL (“Purchaser”), with the Securities and Exchange Commission on November 25, 2013 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.002 per share (the “Shares”), of ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a)      The first paragraph of “Section 9—Certain Information Concerning Purchaser and SPHIL” of the Offer to Purchase on page 21 is hereby amended and supplemented by adding the following after the seventh sentence of the paragraph:

“SPHIL is the only direct subsidiary of Shire, and therefore is the penultimate parent company of the Shire group and directly or indirectly holds all of the operating assets of the Shire group.”

(b)      The second paragraph of “Section 12—Purpose of the Offer; Plans for ViroPharma; Stockholder Approval; Appraisal Rights—Appraisal Rights” of the Offer to Purchase on pages 32 and 33 is hereby amended and restated in its entirety as follows:

“As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL, a stockholder must do all of the following:

•
at or prior to the time Purchaser gives notice of its acceptance of the Shares for payment in the Offer, deliver to ViroPharma a written demand for appraisal of Shares held, which demand must reasonably inform ViroPharma of the identity of the stockholder and that the stockholder is thereby demanding appraisal;

•	not tender the Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made though the Merger Effective Time.”

(c)      The introduction to clause (iii) of “Section 15—Conditions to the Offer” of the Offer to Purchase on page 48 is hereby amended and restated in its entirety to read as follows:

“(iii) any of the following events exist as of the Expiration Time:”

(d)      The last paragraph of “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Matters—U.S. Antitrust” of the Offer to Purchase on pages 51 and 52 is hereby amended and supplemented by adding the following to the end of the paragraph:

“On November 25, 2013, the Company and Shire filed their respective Premerger Notification and Report Forms under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC.  The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on December 10, 2013, without any further action having been taken by the

FTC or the Antitrust Division.  As a result, the applicable condition to the Offer with respect to the termination or expiration of the applicable waiting period under the HSR Act has been satisfied, but the Offer remains subject to the other terms and conditions set forth in the Offer to Purchase.”

(e)      The third paragraph of “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Matters—United Kingdom Antitrust” of the Offer to Purchase on page 52 is hereby amended and restated in its entirety to read as follows:

“On December 6, 2013 the UK OFT accepted the Company’s informal submission and set December 9, 2013 as the first day of its administrative review timetable.  The UK OFT has designated February 10, 2014 as its expected decision date on the question of whether (i) the acquisition will result in the creation of a relevant merger situation and (ii) the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services, so as to require referral to the Competition Commission.  The UK OFT has invited interested third parties to submit any representations regarding the acquisition and its potential effect on competition or the public interest by December 20, 2013.”

(f)      Section 16—Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase on page 54 is hereby amended and restated in its entirety to read as follows:

“As of December 10, 2013, four purported ViroPharma stockholders have separately filed putative class action lawsuits in the Delaware Court of Chancery against the Company, the members of the ViroPharma Board, Purchaser, SPHIL, and in certain instances, Shire.  The actions are captioned Bradley v.ViroPharma Incorporated, et al., C.A. No. 9104-VCG (the “Bradley Action”); Manley v.ViroPharma Incorporated, et al., C.A. No. 9108-VCG (the “Manley Action”); Turbow v. ViroPharma Incorporated, et al., C.A. No. 9111-VCG (the “Turbow Action”); and Cohen v. ViroPharma Incorporated, et. al., C.A. No. 9136-VCG (the “Cohen Action”).

On December 3, 2013, the Delaware Court of Chancery entered an Order of Consolidation and Appointment of Lead Counsel (the “Consolidation Order”) consolidating the Bradley Action, the Manley Action and the Turbow Action for all purposes under the caption In re ViroPharma Incorporated Stockholders Litigation, Consol. C.A. No. 9104-VCG (the “Consolidated Action”). The Consolidation Order designated the Verified Amended Class Action Complaint filed in the Turbow Action on December 2, 2013 as the operative complaint in the Consolidated Action and appointed Pomerantz Grossman Hufford Dahlstrom & Gross LLP, 600 Third Avenue, New York, New York 10016 as lead counsel for plaintiffs.  On December 10, 2013, the plaintiffs moved to consolidate the Cohen Action into the Consolidated Action.  Generally, the Consolidated Action alleges that the defendants breached, and/or aided breaches of, fiduciary duties owed to the Company’s public stockholders by, among other things, engaging in an improper process, agreeing to a transaction price that does not adequately compensate stockholders, agreeing to preclusive deal protection devices in the Merger Agreement and omitting material information in the Schedule 14D-9.  The Consolidated Action seeks, among other things, to enjoin the defendants from consummating the Merger, damages and an award of attorneys’ fees and costs.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(x)  Complaint filed in the Court of Chancery of the State of Delaware on December 4, 2013 (Brian Cohen v. ViroPharma Incorporated, et al.).

(a)(5)(xi)  Press Release issued by Shire plc dated December 11, 2013 announcing expiration of the HSR waiting period.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 2013

Venus Newco, Inc.

By:	/s/ Jeffrey Poulton
	Name:	Jeffrey Poulton
	Title:	President

Shire Pharmaceutical Holdings Ireland Limited

By:	/s/ Michael Garry
	Name:	Michael Garry
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated November 25, 2013.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement dated November 25, 2013.

(a)(5)(i)
Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(ii)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(iii)
Letter to ViroPharma Employees dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(iv)
Transcript of Investor Conference Call held on November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(v)
Prepared Remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(vi)	Letter to Patients (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(vii)	Complaint filed in the Court of Chancery of the State of Delaware on November 19, 2013 (Eileen Bradley v. ViroPharma Incorporated, et al.).

(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on November 20, 2013(Mary Manley v. ViroPharma Incorporated, et al.).

(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on November 21, 2013 (Orrin H. Turbow v. ViroPharma Incorporated, et al.).

(a)(5)(x)	Complaint filed in the Court of Chancery of the State of Delaware on December 4, 2013 (Brian Cohen v. ViroPharma Incorporated, et al.).

(a)(5)(xi)	Press Release issued by Shire plc dated December 11, 2013 announcing expiration of the HSR waiting period.

(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(2)	Confidentiality Agreement dated as of June 20, 2013 between ViroPharma Incorporated and Shire Pharmaceutical Holdings Ireland Limited.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.